AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 2004
                                                     REGISTRATION NO. 333-117717

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  NEXMED, INC.
             (Exact Name of Registrant as Specified in its Charter)

              NEVADA                                      87-0449967
 (State or Other Jurisdiction of               (I.R.S. Employer Identification
         Incorporation)                                     Number)

                             350 CORPORATE BOULEVARD
                         ROBBINSVILLE, NEW JERSEY 08691
                                 (609) 208-9688
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                                  VIVIAN H. LIU
                             350 CORPORATE BOULEVARD
                         ROBBINSVILLE, NEW JERSEY 08691
                                 (609) 208-9688
                           (609) 208-1868 (FACSIMILE)
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   COPIES TO:

                              ROBERT L. KOHL, ESQ.
                          KATTEN MUCHIN ZAVIS ROSENMAN
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 940-8800
                            (212) 940-8776(FACSIMILE)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as possible after the Registration Statement becomes effective.

      If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
[ ]

         If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

         If this form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule
462(c)under the Securities Act of 1933, check the following box and list the
Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule
434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

----------------------- ----------------- ------------------ -------------------- -----------------
                                          Proposed Maximum    Proposed Maximum       Amount of
Title of Shares to be     Amount to be     Aggregate Price   Aggregate Offering     Registration
      Registered           Registered       Per Share(1)            Price                Fee
----------------------- ----------------- ------------------ -------------------- -----------------

 Common Stock, $0.001
    par value (the
   "Common Stock")        7,447,502 (2)         $1.505           $11,208,491            $1421
----------------------- ----------------- ------------------ -------------------- -----------------

---------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(c) as of July 22, 2004.

(2) Pursuant to the terms of an Investor Rights Agreement dated as of June 18,
2004 among the registrant and the purchasers signatory thereto, the registrant is registering for resale a total of 7,447,502 shares of Common Stock consisting of 5,516,668 shares purchased pursuant to a Common Stock and Warrant Purchase
Agreement dated as of June 18, 2004 (the "Purchase Agreement") and 1,930,834
shares of Common Stock issuable upon exercise of related warrants dated June 18,
2004 (the "Warrants").

(3) Previously paid when the Registration Statement on Form S-3 (File No.
333-117717) of NexMed, Inc. was initially filed with the Securities and Exchange
Commmission on July 28, 2004.

This number of shares is subject to adjustment for, and this registration statement also covers such number of additional shares as are necessary to prevent dilution resulting from, stock splits, stock dividends, or similar events as specified under the terms of the Warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS
                                  NEXMED, INC.
                                7,447,502 SHARES
                                  COMMON STOCK

         This prospectus relates to the resale, from time to time, of up to
7,447,502 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholders named in this prospectus.

         The shares consist of 5,516,668 shares of Common Stock issued pursuant to a Common Stock and Warrant Purchase Agreement dated as of June 18, 2004 and
1,930,834 shares issuable pursuant to related warrants dated June 18, 2004. See
"Selling Shareholders" at page 16.

         Pursuant to the terms of an Investor Rights Agreement dated as of June
18, 2004 between the Company and the holders of the shares and warrants, we agreed to register for resale both the shares acquired pursuant to the purchase agreement and the shares issuable on exercise of the warrants.

         All net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling shareholders; we will not receive any proceeds from such sales.

         Our Common Stock is listed on the Nasdaq Stock Market under the ticker symbol "NEXM". On August 13, 2004, the last reported sale price of our Common
Stock was $1.56 per share.

                              ---------------------

         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK.
YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 7, IN
DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

                              ---------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                 The date of this prospectus is August   , 2004
                                                      ---

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed,
Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http://www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and
Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's website at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange
Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

         (1)      Our Annual Report on Form 10-K for the fiscal year ended
                  December 31, 2003;

         (2)      Our Quarterly Report on Form 10-Q for the fiscal quarter ended
                  March 31, 2004;

         (3)      Our Quarterly Report on Form 10-Q for the fiscal quarter ended
                  June 30, 2004;

         (4)      Our Current Reports on Form 8-K dated March 4, May 6, May 28,
                  June 25, July 6, and August 9, 2004;

         (5)      Our definitive proxy statement on Schedule 14A filed with the
                  Securities and Exchange Commission on April 19, 2004;

         (6)      The description of our articles of incorporation and bylaws, both contained in our Registration Statement on Form 10-SB
                  (File No. 0-22245), dated March 14, 1997, including any
                  amendment or report filed for the purpose of updating such information; and

         (7)      The description of our securities contained in our
                  Registration Statement on Form S-3 (File No. 333-46976), dated
                  September 29, 2000, including any amendment or report filed for the purpose of updating such information.

      You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

                                  NexMed, Inc.
                             350 Corporate Boulevard
                         Robbinsville, New Jersey 08691
                          Attention: Ms. Vivian H. Liu
                                 (609) 208-9688

      You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

         All references in this prospectus to "NexMed," the "Company," "us,"
"our," "registrant," or "we" include NexMed, Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to "Common Stock" refer to our Common Stock, par value $.001 per share.

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

                              INFORMATION ABOUT US

         We have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems.

         We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT(R), which may enable an active drug to be better absorbed through the skin. The NexACT(R) transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT(R) technology would improve therapeutic outcomes and reduce gastrointestinal or other systemic side effects that often accompany oral and injectable medications.

         We intend to continue our efforts developing topical treatments including cream, gel, patch and tape, based on the application of NexACT(R)
technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

         We are focusing on our application of the NexACT(R) technology to
Alprox-TD(R) cream for the treatment of male erectile dysfunction. We have explored the application of the NexACT(R) technology to other drug compounds and delivery systems, and are in the early stages of developing new topical treatments for female sexual arousal disorder, nail fungus, premature ejaculation, urinary incontinence, wound healing, pain and the prevention of nausea and vomiting associated with post-operative surgical procedures and cancer chemotherapy.

         Alprox-TD(R) is an alprostadil-based cream treatment intended for patients with mild, moderate or severe erectile dysfunction. Our clinical studies have demonstrated that NexACT(R) enhancers promote the rapid absorption of alprostadil and improve clinical responses. In December 2002, we completed our two pivotal Phase 3 studies for Alprox-TD(R), which tested over 1,700 patients at 85 sites throughout the U.S. The two pivotal studies were randomized, double-blind, placebo-controlled, and designed to confirm the efficacy and safety of Alprox-TD(R) in patients with varying degrees of erectile dysfunction.

         On July 1, 2004, we entered into a license, supply and distribution agreement with Schering AG, Germany ("Schering"). This agreement provides
Schering with exclusive commercialization rights to Alprox-TD(R) in Europe,
Russia, the Middle East, South Africa, Australia and New Zealand. We will retain the intellectual property relating to Alprox-TD(R) and will manufacture and supply the product to Schering. Under the terms of this partnership, we will receive future milestone payments as well as a share of the revenue through transfer price payments based on the supply of Alprox-TD(R). The overall financial terms are intended, depending upon performance levels, to approximate an equal sharing of the value of the product. We continue to engage in discussions with several pharmaceutical companies for the commercialization of
Alprox-TD(R) in other markets, including the U.S. However, consummation of such additional arrangement(s) is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreement(s) on a timely basis, if at all, or on terms acceptable to us.

         We are pursuing meetings and discussions with various European regulatory authorities in connection with the Marketing Authorization
Application (comparable to the New Drug Application) for Alprox-TD(R) in the
European Union (EU) markets. The purpose of these meetings is to determine what the requirements for filing are and what additional studies, if any, may be needed to file the Marketing Authorization Application. We also want to ensure that all European Union requirements are incorporated into the 12-month open-label safety study that we intend to initiate and conduct in the U.S.

         Prior to filing a New Drug Application or the Marketing Authorization
Application for Alprox-TD(R), we will be required to initiate a new 12-month open-label safety study. We had previously initiated an open-label study, which was halted in November 2002 due to FDA concerns about results of our transgenic mice study. However, we have determined with the FDA that completion of the open-label study is not a prerequisite for our New Drug Application submission provided that the 12-month safety update on 100 patients is filed within four months after the New Drug Application submission. We are required to have three hundred patients complete six months of testing in the study at the time of New
Drug Application submission, and 100 patients must complete the 12-month study prior to New Drug Application approval. Patient completion requirements may be different in the EU and other markets.

         In late 2003, we met with the FDA to evaluate our Alprox-TD(R) New Drug
Application package and to discuss possible product improvements. At that time, the FDA requested that we include a tolerance study of Alprox-TD(R) in female subjects as part of our New Drug Application submission. We have submitted the protocols for the female study to the FDA for their review and comment and have requested a meeting to discuss the FDA's specific requirements for this study.
Assuming

that the FDA agrees with our plan, we intend to implement this plan concurrently with the open label study and complete it prior to the New Drug Application submission.

         During the same meeting, we proposed to the FDA a new and improved formulation of Alprox-TD(R), to include in our New Drug Application filing. The
FDA has permitted us to switch to the new formulation if we conduct two bridging studies to confirm the efficacy of the new formulation. We intend to conduct these two studies concurrently with the open-label study and complete them prior to the New Drug Application filing.

         The timeframe for us to complete these studies largely depends on our ability to obtain financing through additional partnering agreements for
Alprox-TD(R) or from other sources, and on regulatory review. Assuming we begin patient enrollment for the long-term open-label study in the fourth quarter of
2004, we anticipate that we will file the New Drug Application in the U.S. in the second half of 2005. We are pursuing meetings with various European regulatory authorities to determine the requirements and timeline for filing the
Marketing Authorization Application in the European Union, and we anticipate that the timeframe for EU filings may be earlier. However, these timeframes may change if we encounter any delay in financing, clinical testing or regulatory review. If we are not able to successfully arrange financing through additional partnering agreements or from other sources, or obtain timely and satisfactory regulatory review, we may be required to discontinue the development of
Alprox-TD(R). In addition, it is possible that we may not have successful clinical results or receive regulatory approval on a timely basis, if at all.

         In April 2002, Alprox-TD(R) was launched in Hong Kong under the
Befar(R) trademark. The product, which has been selling in China since October
2001, is manufactured and marketed by a local affiliate of Vergemont
International Limited, our Asian licensee. We receive from our Asian licensee royalty payments and payments for manufacturing supplies in connection with the distribution of Befar(R) in China and will receive such payments in other Asian markets once Befar(R) is approved for marketing in such other markets. The sale of Befar(R) has been slower than anticipated for several reasons. First, the switching of distributors by our Asian licensee in China and in Hong Kong during
2003 significantly disrupted the sale of the product in the two markets.
Secondly, Befar(R), along with the currently approved oral erectile dysfunction product, are currently classified in China as controlled substances, and their distribution is limited to prescription by certain urologists and dispensing through hospitals. In addition, China has a limited number of patients who can afford erectile dysfunction treatments. In December 2002 and February 2003, our
Asian licensee entered into licensing agreements for two of our NexACT(R)-based products with CJ Pharmaceuticals, one of the five largest pharmaceutical companies in South Korea. Its parent company, CJ Corporation, is a major conglomerate in South Korea. Pursuant to the terms of the agreement, CJ
Pharmaceuticals will develop, file for regulatory approval, market and distribute Befar(R) and Femprox(R) in South Korea.

         We have explored the application of the NexACT(R) technology to other drug compounds and delivery systems. The furthest advanced of these products is
Femprox(R), which is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed one Phase 2 study for Femprox(R) and intend to continue with its U.S. clinical development pending the availability of additional partnering agreements. We recently announced the initiation of a 400-patient study for Femprox(R) in China, where the cost for conducting clinical studies is significantly lower

than in the U.S. The clinical data and experience to be gained from this study will guide us in designing future U.S. studies.

         We recently completed a three-month interim analysis of a multi-center, randomized, placebo-controlled, parallel, blinded efficacy and safety study of our proprietary nail lacquer treatment for onychomycosis. The overseas study, which enrolled 120 patients with various severities of big toenail fungal infection, is designed to evaluate the dose-response relationship of the efficacy and safety of NM100060, our proprietary nail lacquer treatment for onychomycosis. The interim data suggest that all three tested doses of NM100060 were well tolerated by the patients, and the primary efficacy rate, defined as a simultaneous negative mycological test and healthy new nail growth greater than
3 millimeter (>3 mm) after three months, was up to 55%. The NM100060 nail lacquer is topically applied, and incorporates a currently marketed oral anti-fungal drug with the NexACT(R) technology, which facilitates the permeation of the drug through the nail and into the nail bed. We anticipate that during
2004 we will file an Investigational New Drug Application with the FDA for
NM100060 and begin clinical testing of the product in the U.S.

         During the last 18 months, we have entered into a series of research and development agreements with Japanese pharmaceutical companies, to develop new topical treatments for different indications. These agreements provided for modest signing payments, followed by additional payments based on the achievement of certain milestones. Currently, two of these agreements are still in effect. We anticipate that we will enter into additional research and development agreements during the next twelve months but we cannot assure you that we will be able to conclude any arrangement on a timely basis, if at all, or on terms acceptable to us.

                                  RISK FACTORS

RISKS RELATED TO THE COMPANY

WE HAVE A NEED FOR ADDITIONAL FINANCING.

         Our cash position as of August 13, 2004 was approximately $8.1 million, following successful completion of a private placement in June 2004 of common stock and warrants, yielding gross proceeds to us of approximately $8.275 million. We have been actively seeking financing from the sale of equity or issuance of debt from private and public sources as well as from collaborative licensing and/or marketing arrangements with third parties, and since December
31, 2002, we have raised approximately $35 million gross proceeds through the sale of Preferred Stock, the exercise of warrants to purchase shares of our common stock and the issuance by the Company of notes, Common Stock and warrants to purchase shares of Common Stock. Our anticipated cash requirements for
Alprox-TD(R) through the anticipated New Drug Application filing in the second half of 2005, including completion of an open-label and other studies, will be approximately $15 million. Initiation, but not completion of an open-label study is a prerequisite for our new drug application submission. There is no assurance that we will be successful in obtaining financing on acceptable terms, if at all. If additional financing cannot be obtained on reasonable terms, future operations may need to be scaled back or discontinued.

WE CONTINUE TO INCUR OPERATING LOSSES.

         Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar(R) in Asia and our existing research and development agreements with our Japanese partners, and have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $93,250,735 since our inception and through June 30, 2004. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in manufacturing, distributing and marketing our proposed products.

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS DOUBT AS TO OUR ABILITY TO
CONTINUE AS A GOING CONCERN FOR A REASONABLE PERIOD OF TIME.

         As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and accordingly, our independent registered public accounting firm has modified their report on our December 31, 2003 consolidated financial statements included in our annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is dependent upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products, and we may never operate profitably in the future.

WE WILL NEED SIGNIFICANT FUNDING TO CONTINUE WITH OUR RESEARCH AND DEVELOPMENT
EFFORTS, AND IT MAY NOT BE AVAILABLE.

         Our research and development expenses for the years ended December 31,
2003, 2002, and 2001 were $8,439,340, $21,615,787, and $12,456,384, respectively and $5,291,720 for the six months ended June 30, 2004. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, and through June 30, 2004 we have spent $64,426,408 on research and development. While our expenses for research and development were significantly lower in 2003 than in 2002, they are increasing significantly in 2004. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance the development of our products unless we raise additional cash through financing from the sale of our securities and/or through additional partnering agreements. If we are successful in entering additional partnering agreements

for our products under development, we may receive milestone payments, which will offset some of our research and development expenses.

         As indicated above, our anticipated cash requirements for Alprox-TD(R)
through the anticipated New Drug Application filing in the second half of 2005, including completion of an open-label and other studies, will be approximately
$15 million. Initiation, but not completion of an open-label study is a prerequisite for our New Drug Application filing.

         We will also need significant funding to pursue our overall product development plans. In general, our products under development will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. The research and development activities we conduct may not be successful; our products under development may not prove to be safe and effective; our clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.
Commercial sales of our products cannot begin until we receive final FDA approval. The earliest time for such final approval of the first product which may be approved, Alprox-TD(R), is sometime in late 2005. We intend to focus our current development efforts on the Alprox-TD(R) cream treatment, which is in the late clinical development stage.

WE WILL NEED ADDITIONAL PARTNER ARRANGEMENTS TO OBTAIN EFFECTIVE SALES,
MARKETING AND DISTRIBUTION.

         We currently have no sales force or marketing organization and will need, but may be unable, to attract or afford qualified or experienced marketing and sales personnel. On July 1, 2004 we entered into a license supply and distribution agreement with Schering AG, Germany. This agreement provides
Schering with exclusive commercialization rights to Alprox-TD(R) in Europe,
Russia, the Middle East, South Africa, Australia and New Zealand. We will retain the intellectual property relating to Alprox-TD(R) and will manufacture and supply the product to Schering. Under the terms of this partnership, we will receive future milestone payments as well as a share of the revenue through transfer price payments based on the supply of Alprox-TD(R). The overall financial terms are intended, depending upon performance levels, to approximate an equal sharing of the value of the product. As requisite license approval is obtained for countries in these areas, it is expected that Schering will devote substantial marketing efforts to achieve market acceptance for Alprox-TD(R).
However, for Alprox-TD(R) in other areas and for our other proprietary products under development, additional marketing partner(s) will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products.
Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and additional international distributors and marketing partners and (2) an effective internal marketing organization. We are currently engaged in discussions with several pharmaceutical companies regarding possible strategic marketing partnership(s) for the Alprox-TD(R) cream in other markets, including the U.S. However, in each case consummation of the transaction is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

         In Asia, our subsidiary, NexMed International Limited, and our Asian licensee, Vergemont International Limited, entered into a license agreement in
1999 pursuant to which (1) Vergemont International Limited has an exclusive right to manufacture and to market in Asian Pacific countries, our Alprox-TD(R),
Femprox(R) and three other of our proprietary products under development, and
(2) we receive a royalty on sales and supply, on a cost plus basis, the
NexACT(R) enhancers that are essential in the formulation and production of our proprietary topical products. In 2003, we recorded only modest payments from our
Asian licensee for royalties on sales of Befar(R) in China and Hong Kong and for manufacturing supplies purchased from us.

PRE-CLINICAL AND CLINICAL TRIALS ARE INHERENTLY UNPREDICTABLE. IF WE DO NOT
SUCCESSFULLY CONDUCT THESE TRIALS, WE MAY BE UNABLE TO MARKET OUR PRODUCTS.

         Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. Our future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS ARE IMPORTANT TO US BUT COULD BE
CHALLENGED.

         Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have sought and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3)
preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others.

         We have nine U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT(R)
technology and our NexACT(R)-based products under development, such as
Alprox-TD(R), Femprox(R), and our non-steroidal anti-inflammatory cream. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

                                       10

         The following table identifies our nine U.S. patents issued for
NexACT(R) technology and/or our NexACT-based products under development, and the year of expiration for each patent:

Patent Name                                                                                Expiration Date
-----------                                                                                ---------------

Biodegradable Absorption Enhancers                                                         2008
Biodegradable Absorption Enhancers                                                         2009
Compositions and Methods for Amelioration of Human Female Sexual Dysfunction               2017
Topical Compositions for PGE1 Delivery                                                     2017
Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery                     2017
Medicament Dispenser                                                                       2019
Crystalline Salts of dodecyl 2-(N, N-Dimethylamino)                                        2019
Topical Compositions Containing Prostaglandin E1                                           2019
Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction            2020

         While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions.
No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies.
Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

         There have been patents issued to others such as Vivus, Inc. and
MacroChem Corporation on the use of alprostadil for the treatment of male or female sexual dysfunction. While we believe that our patents will prevail in any potential litigation, the holders of these competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

WE DEPEND UPON THIRD PARTY MANUFACTURERS FOR OUR CHEMICAL MANUFACTURING
SUPPLIES.

         In 2002, we completed the construction of a 31,500 square foot industrial facility, located in East Windsor, New Jersey, which we are in the process of developing and validating as a manufacturing facility designed to meet the Good Manufacturing Practice (GMP) standards required by the FDA. We anticipate that our manufacturing facility will have the capacity to meet our anticipated needs for full-scale commercial production. Initially, we are utilizing the facility to manufacture Alprox-TD(R) and other NexACT(R)-based products under development for continuing clinical testing purposes. We are also validating the facility for GMP compliance, which is a requirement for our new drug application filing with the FDA. If we do not successfully pass the
Pre-Approved Inspection conducted by the FDA, our new drug application filing will be delayed.

         We depend on third party chemical manufacturers for alprostadil, the active drugs in Alprox-TD(R) and in other NexACT-based products under development, and for the supply of our NexACT(R) enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we would encounter costs and delays in revalidating new third party suppliers.

                                       11

WE FACE SEVERE COMPETITION.

         We are engaged in a highly competitive industry. We expect competition from numerous existing companies, including large international enterprises, and others entering the industry. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors'
financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

         Certain treatments for erectile dysfunction, such as needle injection therapy, vacuum constriction devices, penile implants, transurethral absorption and oral medications, currently exist, have been approved for sale in certain markets and are being improved. Currently known products for the treatment of erectile dysfunction developed or under development by our competitors include the following: (1) Caverject(R), Pfizer, Inc.'s needle injection therapy; (2)
Viagra(R), Pfizer, Inc.'s oral product to treat erectile dysfunction; (3)
Cialis(R), an oral formulation marketed in the U.S. through a joint venture between ICOS and Eli Lilly & Co.; (4) Levitra(R), an oral medication marketed through a collaborative effort of Bayer AG and GlaxoSmithKline, Inc. and (5)
Muse(R), Vivus, Inc.'s device for intra-urethral delivery of a suppository containing alprostadil. In addition, products currently under development include the following: (1) Topiglan(R), a topical treatment containing alprostadil based on a proprietary drug delivery system under development by
MacroChem Corporation; (2) PT-141, an intra-nasal treatment containing a new peptide under development by Palatin Technologies; (3) an intranasal apomorphine treatment under development by Nastech.

WE ARE THE SUBJECT OF SEVERAL LAWSUITS AND MAY BE SUBJECT TO POTENTIAL PRODUCT
LIABILITY AND OTHER CLAIMS, CREATING RISK AND EXPENSE.

         We have been the subject of a number of lawsuits. On March 22, 2003 four former employees (who were later joined by a fifth former employee) filed a lawsuit in the Superior Court of New Jersey against the Company, Y. Joseph Mo, and Administaff (the co-employer who until December 31, 2003, provided the
Company's benefits), claiming their termination at the time of their November
2002 lay-off was due to age discrimination, and seeking unspecified damages.
This complaint is covered by a labor insurance policy the Company maintains through Administaff and the insurance company has appointed counsel. The parties to this lawsuit have recently entered into a settlement agreement and release in full contingent upon the entry of a final order by the court dismissing the complaint. The settlement agreement provides for the issuance of shares of our common stock representing the value of the settlement amount of $180,783, in the aggregate, to the plaintiffs. At current market prices this amounts to an estimated 100,000 shares of common stock to be issued upon the acceptance of the final order by the court.

         Another lawsuit was filed with the Superior court of New Jersey on
April 1, 2003 by one of the above five employees against the Company for a
$800,000 bonus amount that he believes he should have received upon completion of the construction of the Company's East Windsor facility. The Company has engaged counsel to defend its position.

         On December 29, 2003, a consultant previously engaged by us filed a suit in the Superior Court of New Jersey Chancery Division: Mercer County,
alleging a breach by us of a consulting agreement entered into with that

                                       12

consultant in January 2003. The plaintiff alleged that we failed to issue warrants provided for under that agreement, which we terminated in April 2003.
The complaint did not specify any particular amount of monetary damages. The company has engaged counsel to defend its position.

         The Company intends to defend itself vigorously against the latter two above-mentioned claims and believes it has valid defenses; however, each of these cases is still in the preliminary stages and the likely outcomes can not be predicted, nor can a reasonable estimate of the amount of loss, if any, be made.

         We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

OUR STOCK MAY BE DELISTED FROM NASDAQ, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU
TO SELL YOUR SHARES.

         Currently, our common stock trades on the Nasdaq National Market. NASD
Marketplace Rule 4450 provides that a company must comply with continuing listing criteria to maintain its Nasdaq listing. Included in such criteria is a minimum bid price per share of $1.00. Failure to maintain such price for a period of time and beyond a grace period could lead to delisting from the Nasdaq
National Market.

         If we were to be delisted from the Nasdaq National Market, our common stock would be listed on the Nasdaq SmallCap Market, assuming we meet those listing requirements. If we failed to meet the Nasdaq SmallCap listing requirements, our stock would be considered a penny stock under regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market. In addition, if we fail to obtain a SmallCap listing, we will be subject to cash penalties under the Investor Rights Agreement until a listing is obtained.

INDUSTRY RISKS

WE ARE VULNERABLE TO VOLATILE MARKET CONDITIONS.

         The market prices for securities of biopharmaceutical and biotechnology

                                       13

companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our common stock.

         The following table sets forth the range of high and low bid prices of our Common Stock for the calendar quarters indicated. The quotes listed below reflect inter-dealer prices or transactions solely between market-makers, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                      High Bid Price             Low Bid Price

2002
First Quarter                         $4.86                      $2.36
Second Quarter                        $5.00                      $2.40
Third Quarter                         $2.55                      $1.67
Fourth Quarter                        $1.82                      $0.40

2003
First Quarter                         $1.99                      $0.80
Second Quarter                        $4.95                      $1.12
Third Quarter                         $4.40                      $3.44
Fourth Quarter                        $4.90                      $3.53

2004
First Quarter                         $4.70                      $2.20
Second Quarter                        $3.45                      $1.46
Third Quarter (through August 13)     $2.44                      $1.44

WE ARE SUBJECT TO NUMEROUS AND COMPLEX GOVERNMENT REGULATIONS WHICH COULD RESULT
IN DELAY AND EXPENSE.

         Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before we market any products we develop, we must obtain FDA and comparable foreign agency approval through an extensive clinical study and approval process.

         The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a

                                       14

period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period of from 12 months to several years. Upon completion of Phase 3 studies, a New Drug
Application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

         Our failure to obtain requisite governmental approvals timely or at all would delay or preclude us from licensing or marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

         Because we intend to sell and market our products outside the U.S., we will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. Our failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

         Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if we succeed in bringing one or more products to market, reimbursement to consumers may not be available or sufficient to allow us to realize an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the
U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

RISKS RELATED TO THE OFFERING

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

         Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our
Common Stock in the foreseeable future. Therefore, you should not purchase our
Common Stock if you need immediate or future income by way of dividends from your investment.

                                       15

WE MAY ISSUE ADDITIONAL SHARES OF OUR CAPITAL STOCK THAT COULD DILUTE THE VALUE
OF YOUR SHARES OF COMMON STOCK.

         We are authorized to issue 90,000,000 shares of our capital stock, consisting of 80,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 is designated as Series A Junior
Participating Preferred Stock. As of August 13, 2004, 45,959,181 shares of our
Common Stock were issued and outstanding and 15,534,435 shares of our Common
Stock were issuable upon the exercise of options, warrants, or other convertible securities (including convertible notes held by the selling shareholders). There were no shares of Preferred Stock outstanding at August 13, 2004. In light of our need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

         In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, certain warrants provide (with certain exceptions) for an adjustment of the exercise price if we issue shares of common stock at prices lower than the exercise price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our common stock is lower than the exercise price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the exercise price will be reduced and the dilution to shareholders increased.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of
Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling shareholders named herein. See "Selling Shareholders" and "Plan of
Distribution."

                              SELLING SHAREHOLDERS

         This prospectus covers only the resale of shares of our Common Stock by selling shareholders. The number of shares of Common Stock that may be actually sold by the selling shareholders will be determined by such selling shareholders.

         The selling shareholders are the entities listed in the table below who purchased their shares of Common Stock and their warrants from us. We are registering the shares held by the selling shareholders as well as the shares of our Common Stock issuable on exercise of warrants held by such selling shareholders, in each case for resale, pursuant to the terms of an Investor
Rights Agreement dated as of June 18, 2004.

         In connection with the sale of the common stock and warrants we paid a finder's fee to Tail Wind Advisory and Management Ltd. of $214,375. In addition, we paid $236,250 to UBS Securities LLC, which acted as placement agent.

         The following table sets forth, as of July 12, 2004 (except as otherwise indicated in the footnotes): (1) the name of each selling

                                       16

shareholder, (2) the number and percentage of shares of our Common Stock beneficially owned by each selling shareholder, including the number of shares purchasable upon exercise of warrants and conversion of convertible notes, (3)
the maximum number of shares of Common Stock which the selling shareholders can sell pursuant to this prospectus and (4) the number and percentage of shares of
Common Stock that the selling shareholders would own if they sold all their shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus.

         Because the selling shareholders may sell all or part of their shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of Common Stock that the selling shareholders will hold in the aggregate at the end of the offering covered by this prospectus.

                                       17

                                                         PERCENTAGE
                                                          OF CLASS
                                                          OWNED BY          NUMBER OF                              PERCENTAGE
                                       NUMBER OF             THE             SHARES            NUMBER OF          OF CLASS TO
                                       SHARES OF           SELLING          OF COMMON          SHARES OF          BE OWNED BY
                                         COMMON          SHAREHOLDER          STOCK           COMMON STOCK        THE SELLING
                                      STOCK OWNED          BEFORE       BEING REGISTERED      TO BE OWNED         SHAREHOLDER
             NAME OF                  BEFORE THIS           THIS             BY THIS           AFTER THIS          AFTER THIS
     SELLING SHAREHOLDER (1)          OFFERING (2)       OFFERING (3)      PROSPECTUS           OFFERING          OFFERING (4)
     -----------------------          ------------       ------------      ----------           --------          ------------

   Allison Berman Trust                     22,500                 *            22,500                    0                  *
   Ann Berman Credit Shelter
   Trust                                    45,000                 *            45,000                    0                  *
   Ari Berman Trust                         22,500                 *            22,500                    0                  *
   BayStar Capital II, L.P. (7)          1,769,420             3.69%         1,350,000          969,273 (5)              2.08%
   Chula Partners, L.P.                    530,117             1.15%           360,000          252,595 (5)                  *
   Clarion Capital Corporation             362,207                 *           135,000          337,178 (5)                  *
   Clarion Offshore Fund, Ltd.             114,688                 *            45,001           91,681 (5)                  *
   Clarion Partners, L.P.                  114,689                 *            45,001          157,665 (5)                  *
   Midsummer Investment, Ltd. (9)          547,222             1.19%           450,000          372,149 (5)                  *
   Winchester Global Trust
   Company Limited as Trustee
   for Caduceus Capital Trust (6)        1,849,500             4.02%         1,849,500                    0                  *
   Caduceus Capital II, L.P. (6)           918,000             2.00%           918,000                    0                  *
   HFR SHC Aggressive Fund (6)             270,000                 *           270,000                    0                  *
   Penfield Partners, L.P.               1,165,000             2.53%           540,000              625,000              1.36%
   SDS Capital Group SPC, Ltd. (8)         675,000             1.47%           675,000          824,780 (5)              1.76%
   Summit Capital Partners, LP             690,000             1.50%           270,000              420,000                  *
   The Tail Wind Fund Ltd. (10)          2,307,724             4.89%           450,000        2,187,636 (5)              4.60%

TOTALS                                  11,403,567            24.12%         7,447,502            6,237,957             12.58%

* less than 1%

(1)  None of the selling shareholders nor any of their officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

(2)  Includes shares of Common Stock and shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities (including convertible notes) which may be held by the selling shareholder which are exercisable or convertible within 60 days of July 1, 2004 (excluding conversion of accreted amounts under convertible notes). Each Selling
     Stockholder owns warrants which provide that the number of shares of our common stock that may be acquired by any holder of the warrants upon exercise of the warrants is limited to the extent necessary to ensure that, following such exercise, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder's for purposes of the Exchange Act, does not exceed 4.95% of the total number of shares of our common stock then outstanding.

(3)  This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator,
     45,959,181 shares of Common Stock outstanding as of August 13, 2004 plus the number of shares of Common Stock, if any, issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder which are exercisable or convertible within 60 days.

(4)  This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator,
     45,959,181 shares of Common Stock outstanding as of August 13, 2004 plus the number of shares of Common Stock, if any, issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder, assuming the sale by the selling shareholder of all of its shares covered by this prospectus.

(5)  Includes shares of Common Stock and all shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder (including shares that are issuable upon the exercise of warrants that are not exercisable until 2005), but assumes the sale of all of the shares of Common Stock being registered by this prospectus.

(6)  Information regarding share ownership is as of June 18, 2004.

                                       18

(7)  Information regarding share ownership is as of July 14, 2004. BayStar
     Capital Management, LLC is the General Partner of BayStar Capital II, L.P.
     Bay East, L.P., Lawrence Goldfarb, and Steven M. Lamar are the three
     Managing Members of the General Partner, and acting together exercise shared voting and investment control over the securities beneficially owned by BayStar Capital II, L.P. Steve Derby is the General Partner of Bay East,
     L.P. BayStar Capital II, L.P. may be deemed to be an affiliate of SDS
     Capital Group SPC, Ltd. and therefore may be deemed to beneficially own shares held by SDS Capital Group SPC, Ltd. See footnote 8 below.

(8)  Information regarding share ownership is as of July 14, 2004. SDS
     Management, LLC is the investment advisor of SDS Capital Group SPC, Ltd.
     Steve Derby is the Managing Member of SDS Management, LLC, and as such, has voting and investment control over the securities beneficially owned by SDS
     Capital Group SPC, Ltd. SDS Captial Group SPC, Ltd. may be deemed to be an affiliate of BayStar Capital II, L.P. and therefore may be deemed to beneficially own shares held by BayStar Capital II, L.P. See footnote 7 above.

(9)  Information regarding share ownership is as of July 15, 2004.

(10) Information regarding share ownership is as of July 1, 2004.

                              PLAN OF DISTRIBUTION

         We are registering the shares of Common Stock on behalf of the selling shareholders. Sales of shares may be made by selling shareholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq National Market, any other exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

-        a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

-        purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

-        ordinary brokerage transactions and transactions in which the broker solicits purchases;

-        through options, swaps or derivatives;

-        in privately negotiated transactions;

-        in making short sales or in transactions to cover short sales; and

-        put or call option transactions relating to the shares.

         The selling shareholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not

                                       19

entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

         The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

         The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the
Securities Act. We have agreed to indemnify each of the selling shareholders and each selling shareholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

         The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the
Securities Exchange Act of 1934 may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

         Upon being notified by a selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

-        the name of each such selling shareholder and of the participating broker-dealer(s);

-        the number of shares involved;

-        the initial price at which the shares were sold;

                                       20

-        the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

-        that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-        other facts material to the transactions.

         In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

         We are paying all expenses and fees in connection with the registration of the shares. The selling shareholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

         Wells Fargo Bank Minnesota, N.A., located at P.O. Box 64854, South St.
Paul, MN 55164-0854, is the transfer agent and registrar for our common stock.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Schreck Brignone, Las Vegas, Nevada.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                                       21

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                                  NEXMED, INC.

                                7,447,502 SHARES

                                  COMMON STOCK

                          ----------------------------

                                   PROSPECTUS

                          ----------------------------

                                 August __, 2004

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                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses to be paid by us in connection with the issuance and distribution of the securities being registered are as follows:

      Registration Fees                                  $ 1,421.00
      Legal Fees and Expenses                             35,000.00*
      Accounting Fees and Expenses                        10,000.00*
      Miscellaneous                                      $ 3,579.00*
                                                         -----------
      Total                                              $50,000.00*
                                                         ==========

--------------

    *Estimated

         The selling shareholders will pay none of the expenses incident to the registration of the selling shareholders' shares, except for any selling discounts or commissions paid to brokers or dealers engaged by the selling shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our officers and directors are indemnified under Nevada law, our
Amended and Restated Articles of Incorporation and our By-laws as against certain liabilities. Our Amended and Restated Articles of Incorporation require us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of the State of Nevada. Our By-laws contain provisions that implement the indemnification provisions of our Amended and Restated
Articles of Incorporation.

         Pursuant to Article X of our Amended and Restated Articles of
Incorporation and to the extent permitted by the Nevada Revised Statutes, none of our directors or officers shall be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, except for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (2) the payment of dividends in violation of the applicable statues of Nevada. Pursuant to Article XI of our Amended and Restated
Articles of Incorporation, we shall indemnify any and all persons and their respective heirs, administrators, successors, and assignees, who may serve at any time as directors or officers or who at the request of our board of directors may serve or, at any time, have served as directors or officers of another corporation in which we at such time owned or may own shares of stock or which we were or may be a creditor, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and reasonably incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding which may be asserted against them or any of them, by reason of

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being or having been a director or officer of us, or of such other corporation.

         Pursuant to Section 8.1 of our By-laws, no officer or director shall be personally liable for any obligations arising out of any of his or her acts or conduct performed for or on our behalf. We shall indemnify and hold harmless each person and his heirs and administrators who shall serve at any time as a director or officer from and against any and all claims, judgments and liabilities to which such persons shall become subject by any reason of his having been a director of officer or by reason of any action alleged to have been taken or omitted to have been taken by him as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such person from all suits as provided for under the provisions of the
Nevada Revised Statutes; provided, however, that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. We, our directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing to do so in reliance upon the advice of counsel.

         Section 78.138 of the Nevada Revised Statutes provides that a director or officer will not be personally liable to the corporation and its stockholders unless it is proven that (i) the director's or officer's acts or omissions constituted a breach of his fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law. The provisions of the Nevada Revised Statutes with respect to limiting personal liability for directors and officers are self-executing and, to the extent the provisions of our Amended and Restated Articles of Incorporation and By-laws would be deemed to be inconsistent therewith, the provisions of the Nevada Revised Statutes will control.

         Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify a present or former director, officer, employee or agent of the corporation, or of another entity which such person is or was serving in such capacity at the request of the corporation made a party to any threatened, pending or completed action, suit or proceeding, except by action by or in the right of the corporation, against expenses, including legal expenses, arising by reason of service in such capacity if such person (i) is not liable pursuant to
Section 78.138 of the Nevada Revised Statutes, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions brought by or in the right of corporation, indemnification may be made if the person (i) is not liable pursuant to Section 78.138 of the Nevada
Revised Statutes, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in

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view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      Section 78.751 of the Nevada Revised Statutes permits any
discretionary indemnification under Section 78.7502 of the Nevada Revised
Statutes, unless ordered by a court or advanced to a director or officer by the corporation in accordance with the Nevada Revised Statutes, authorized by determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination of indemnification must be made (1) by the stockholders, (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (4) if a quorum consisting of directors who were not parties to the actions, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         We also maintain directors and officers liability insurance with
Admiral Insurance Company with liability limits of $5,000,000 per occurrence and in the aggregate. With some exceptions (fraud and Section 16(b) violations, for example) this coverage extends to most securities law claims.

         In addition, in the agreements that we have entered into with the selling shareholders, we and the selling shareholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling shareholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.

Exhibit Number    Description
--------------    -----------

4.1               Form of Common Stock certificate(1)

4.2               Rights Agreement and Form of Rights Certificate (2)

5.1               Opinion of Schreck Brignone regarding the validity of the
                  Common Stock being registered(6)

10.1              Common Stock and Warrant Purchase Agreement, dated as of June
                  18, 2004, between the Company and the Purchasers named
                  therein(3)

10.2              Investor Rights Agreement, dated as of June 18, 2004, between the Company and the Purchasers named therein(4)

10.3              Form of Common Stock Purchase Warrant(5)

23.1              Consent of Schreck Brignone (contained in Exhibit 5.1)

23.2              Consent of PricewaterhouseCoopers LLP

24.1              Form of Power of Attorney

----------------
(1) Incorporated herein by reference to Exhibit 3.1 to our Registration
Statement on Form 10-SB (File No. 0-22245) filed with the Commission on March
14, 1997.

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(2) Incorporated herein by reference to Exhibit 4 to our Current Report on Form
8-K filed with the Commission on April 10, 2000.

(3) Incorporated herein by reference to Exhibit 10.1 to our Current Report on
Form 8-K filed with the Commission on June 25, 2004.

(4) Incorporated herein by reference to Exhibit 10.2 to our Current Report on
Form 8-K filed with the Commission on June 25, 2004.

(5) Incorporated herein by reference to Exhibit 4.1 to our Current Report on
Form 8-K filed with the Commission on June 25, 2004.

(6) Previously filed with the Registration Statement on Form S-3 filed with the
Commission on July 28, 2004.

Item 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement.
Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the
"Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that the undertakings set forth in paragraphs (a)(i) and
(a)(ii) above do not apply if the information required with or furnished to the
Securities and Exchange Commission to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this
Registration Statement.

         (b) That, for the purpose of determining any liability under the
Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA
FIDE offering thereof.

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         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (d) That, for purposes of determining any liability under the
Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (e) Insofar as indemnification for liabilities arising under the
Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this
Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (f) For the purposes of determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of this
Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h)
under the Securities Act shall be deemed to be part of this Registration
Statement as of the time it was declared effective.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the
Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and it has duly caused this
Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Robbinsville, State of New Jersey on this 19th day of August 2004.

                                    NEXMED, INC.

                                    By: /s/ Vivian H. Liu
                                            ------------------------------------
                                            Vivian H. Liu
                                            Vice-President,
                                            Chief Financial Officer
                                            and Secretary

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                     TITLE                                    DATE
              ---------                                     -----

/s/ Mark Westgate
-----------------
Mark Westgate                          Controller and principal accounting officer              August 19, 2004

        *
------------------------
Y. JOSEPH MO                           Chairman of the Board of Directors, President            August 19, 2004
                                       and Chief Executive Officer
        *
------------------------
Sami A. Hashim                         Director                                                 August 19, 2004

        *
------------------------
RICHARD J. BERMAN                      Director                                                 August 19, 2004
        *
------------------------
MARTIN R. WADE, III                    Director                                                 August 19, 2004

*By: /s/ Vivian H. Liu
     -------------------
      Vivian H. Liu
     (ATTORNEY-IN-FACT)

                                  EXHIBIT INDEX

Exhibit Number             Description
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23.2                       Consent of PricewaterhouseCoopers LLP

24.1                       Form of Power of Attorney